ORION ENERGY SYSTEMS, INC.

2210 Woodland Drive

Manitowoc, Wisconsin 54220

March 11, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Orion Energy Systems, Inc.

Registration Statement on Form S-3 (Registration No. 333-294101)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant, Orion Energy Systems, Inc., hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective at 10:00 a.m., eastern time, on March 16, 2026, or as soon as practicable thereafter.

Very truly yours,
ORION ENERGY SYSTEMS, INC.
By:	/s/ J. Per Brodin
J. Per Brodin
Chief Financial Officer